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                             May 4, 2021

       Ezra Levine
       Chief Executive Officer
       Collectable Sports Assets, LLC
       333 Westchester Avenue, Suite W2100
       White Plains, NY 10604

                                                        Re: Collectable Sports
Assets, LLC
                                                            Offering Statement
on Form 1-A Post-Qualification Amendment No. 11
                                                            Filed April 21,
2021
                                                            File No. 024-11178

       Dear Mr. Levine:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A Post-Qualification Amendment No. 11

       General

   1.                                                   Please update your
financial statements and your Management's Discussion and
                                                        Analysis for the fiscal
year ended December 31, 2020, as required by Part F/S (b)(3)(A) of
                                                        Form 1-A.
   2. Please tell us in greater detail what financial statements you intend to include in your annual reports, once
you and each Series are capitalized on other than a nominal basis. If the financial
statements will reflect Collectable Sports Assets, LLC in total and each
                                                        Series, so state. Also,
address whether the audit reports provided will cover Collectable
                                                        Sports Assets, LLC in
total and each Series.
 Ezra Levine
FirstName
CollectableLastNameEzra
            Sports Assets, Levine
                           LLC
Comapany
May  4, 2021NameCollectable Sports Assets, LLC
May 4,
Page 2 2021 Page 2
FirstName LastName
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services